Exhibit 21
Subsidiaries of the Registrant

State or other Jurisdiction
Name	of Organization
General Nutrition Investment Company	Arizona
GNC (Canada) Holding Company	Delaware
General Nutrition Distribution Company	Delaware
General Nutrition Government Services, Inc.	Delaware
General Nutrition International, Inc.	Delaware
GN Investment, Inc.	Delaware
GNC US Delaware, Inc.	Delaware
General Nutrition Systems, Inc.	Delaware
Informed Nutrition, Inc.	Florida
General Nutrition Corporation	Pennsylvania
General Nutrition Distribution, L.P.	Pennsylvania
General Nutrition, Incorporated	Pennsylvania
Nutra Manufacturing Inc.	South Carolina
General Nutrition Companies, Inc.	Delaware
GNC Canada Limited	Delaware
GNC Franchising, LLC	Pennsylvania
Nutra Sales Corporation	Arizona
GNC Funding, Inc.	Delaware
GNC Card Services, Inc.	Ohio
GNC Puerto Rico, Inc.	Puerto Rico
GNC Live Well Foundation	Pennsylvania
GNC Franchising Canada, Ltd.	Canada
General Nutrition Centres Company	Canada